82-3769

RECEIVED
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

02 JUL -2 AM 11:14

ANDERSEN

Acesita S.A.

Interim Financial Statements
Report of Special Review

March 31, 2001

SUPPL

02042321

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

ANDERSEN

Report of Special Review

(Translation of the report originally issued in Portuguese -
See Note 13 to the interim financial statements)

To the Board of Directors of

Acesita S.A.:

(1) We have performed a special review of the quarterly information of ACESITA S.A. (a Brazilian corporation), comprising the balance sheet as of March 31, 2001, the statement of operations for the quarter then ended, and relevant information.

(2) The financial statements of Companhia Siderúrgica de Tubarão - CST as of March 31, 2001, reflected in the financial statements of the Company under the equity method of accounting, representing 16.32% of total assets, were reviewed by other public accountants and our report, insofar as it relates to the amounts included for Companhia Siderúrgica Tubarão - CST, is based solely on the report of the other public accountants.

(3) We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Public Accountants - IBRACON, together with the Federal Accounting Council and consisted principally of: (a) inquiries of and discussions with management personnel responsible for the accounting, financial and operating areas as to the principal practices adopted in the preparation of the quarterly information, and (b) review of the information and subsequent events that had or might have had significant effects on the financial statements and operations of the Company.

(4) Based on our special review and on the report of the other independent accountants on Companhia Siderúrgica de Tubarão - CST, we are not aware of any material modification that should be made to the quarterly information referred to above for it to be in conformity with accounting practices emanating from Brazilian corporate law and in accordance with standards established by the Comissão de Valores Mobiliários (Brazilian Securities Commission - CVM), specifically applicable to the preparation of quarterly information.

(5) The balance sheet as of December 31, 2000, presented for comparative purposes, was reviewed by us and our report thereon, dated February 16, 2001, was issued without qualification and with the comment described in paragraph (2) above. The statement of income for the quarter ended March 31, 2000, also presented for comparative purposes, was reviewed by us. As mentioned in Note 2(a), in compliance with the Brazilian Securities Commission (CVM) Resolution dated February 7, 2002, the Company adjusted the statement of income for the quarter ended March 31, 2000 so as to include the deferral of net exchange losses related to 1999 and the amortization of the portion of this exchange variation in the result for the quarter ended March 31, 2000, as permitted by CVM Resolution No. 294/99. Generally accepted accounting principles in Brazil require that the effects of exchange rates fluctuation be recognized in income in the period in which they occur, that is, in 1999. After the adjustment, the net income for the quarter ended March 31, 2000 is understated by R$11,932 thousand.

Belo Horizonte, May 8, 2001
(Except for Notes 2 (a), 4 (d), and 12, for which the date is March 11, 2002)

ARTHUR ANDERSEN S/C

Paulo Manuchakian
Partner

ACESITA S.A.

BALANCE SHEETS

MARCH 31, 20001 AND DECEMBER 31, 2000

(In thousands of Brazilian reais)
(Translated from the original in Portuguese)

A S S E T S

	(Unaudited) March 31, 2001	December 31, 2000
CURRENT ASSETS:		
Cash and cash equivalents	274,769	288,328
Accounts receivable	78,926	73,233
Inventories	211,790	205,406
Recoverable taxes	17,305	11,046
Other	32,223	18,760
	615,013	596,773
NONCURRENT ASSETS:		
Receivables from affiliated companies	416,633	372,235
Recoverable taxes	273,903	275,083
Escrow deposits	117,611	112,739
Restructuring assets	10,089	(222)
Other	60,890	48,475
	879,126	808,310
PERMANENT ASSETS:		
Investments	722,479	734,573
Property, plant and equipment	1,488,002	1,479,029
	2,210,481	2,213,602
	3,704,620	3,618,685

The accompanying notes are an integral
part of these balance sheets.

ACESITA S.A.

BALANCE SHEETS

MARCH 31, 2001 and DECEMBER 31, 2000

(In thousands of Brazilian reais)
(Translated from the original in Portuguese)

LIABILITIES AND SHAREHOLDERS' EQUITY

	(Unaudited) March 31, 2001	December 31, 2000
CURRENT LIABILITIES:		
Loans	265,751	236,580
Debentures	37,017	25,470
Suppliers	83,199	63,399
Payroll and related charges	19,513	26,548
Accrued taxes	7,987	7,847
Payables to affiliated companies	374,881	378,539
Other	26,310	19,069
	814,658	757,452
LONG-TERM LIABILITIES:		
Loans	878,577	842,403
Debentures	308,728	308.098
Foreign suppliers	155,603	129,337
Payables to affiliated companies	71,767	14,028
Deferred taxes	148,572	150,835
Income and other taxes in litigation	113,078	106,107
Reserve for contingencies	44,367	44,020
Other	14,705	13,776
	1,735,397	1,608,604
SHAREHOLDERS' EQUITY:		
Capital	901,921	901,921
Capital reserve	3,948	3,948
Treasury shares	(3,937)	(3,937)
Revaluation reserves	474,986	483,070
Accumulated deficit	(222,353)	(132,373)
	1,154,565	1,252,629
	3,704,620	3,618,685

The accompanying notes are an integral part of these balance sheets.

ACESITA S.A.

STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000

(In thousands of Brazilian reais, except per share data)
(Translated from the original in Portuguese)
(Unaudited)

	Three months ended March 31, 2001	Three months ended March 31, 2000
GROSS SALES OF PRODUCTS AND SERVICES:		
Domestic and export	364,372	362,899
Taxes, deductions and discounts	(58,803)	(52,661)
Net sales	305,569	310,238
COST OF SALES AND SERVICES	(239,470)	(239,484)
Gross profit	66,099	70,754
OPERATING EXPENSES:		
Selling	(12,626)	(15,211)
General and administrative	(16,316)	(15,128)
Income before financial items and equity in subsidiaries and affiliates	37,157	40,415
FINANCIAL ITEMS:		
Financial expenses	(41,826)	(77,092)
Financial income	22,734	24,303
Monetary variations, net	(90,627)	6,104
	(72,562)	(6,270)
EQUITY IN SUBSIDIARIES AND AFFILIATES	(20,015)	13,849
(Loss) income from operations	(92,577)	7,579
NONOPERATING EXPENSE, NET	(5,287)	(2,032)
(Loss) income before taxes on income	(97,864)	5,547
INCOME AND SOCIAL CONTRIBUTION TAXES	(201)	(4,434)
Net (loss) income	(98,065)	1,113
Outstanding shares at end of period - thousands	742,939,864	742,939,864
(Loss) earnings per thousand shares (R$)	(0.13)	0.00

The accompanying notes are an integral part of these statements.

ACESITA S.A.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2001

(Amounts in thousands of Brazilian reais, unless otherwise indicated)
(Translated from the original in Portuguese)

1. BUSINESS

Acesita S.A. is a Brazilian publicly-held company; its main activities are the production and sale of special steel, agro-business, mining and providing technical services related to these activities.

The Company's principal manufacturing facility is located in Timóteo, Minas Gerais, Brazil, with an annual production capacity of 840,000 tons of steel. The Company also has investments in subsidiaries with businesses related to its own activities.

The principal subsidiaries and their activities are:

- Acesita Serviços, Comércio, Indústria e Participações Ltda. - (100.00% owned) - production and sale of products, services, agricultural, cattle raising and related activities; trade office and import - export agent, equity participation in other companies, as follows:

    - Acesita Energética Ltda. - (100.00% owned) - reforestation and production of charcoal;

    - Inoxtubos S.A. - (43.85% owned - 50.00% of voting capital / 31/03/00 - 26.35% owned - 25.0% of voting capital) - production and sale of steel tubes with stiching and special alloys;

    - Acesita Argentina S.A. - (30.00% owned) - trade office in Argentina;

    - A.P. Participações S.A. - (100% owned, acquired on March 30, 2001) - Investment company;

- Indústrias Villares S.A. - (46.12% owned - 46.74% of voting capital / March 31, 2000 - 44.44% owned - 46.36% of voting capital) - equity participation in Aços Villares S.A., equivalent to 5.78% of total capital (5.55% of voting capital / March 2000 - 20.65% of total capital - 50.1% of voting capital);

- Aços Villares S.A. - (1.74% owned - 0.32% of voting capital / 11.59% owned - 5.83% of voting capital in March 2000) - production and sale of non-flat steel and iron and other related products and 100.0% ownership of Villares Metals S.A..

- Acesita International Ltd. - (100.00% directly owned) - foreign trade office;

- Companhia Siderúrgica de Tubarão - CST - (0.94% directly owned) - production and sale of non-flat steel and iron products and other related products;

- Aços Planos do Sul S.A. (50.10% directly owned) - equity participation in:

  - Companhia Siderúrgica de Tubarão - CST - (37.73% owned - 43.91% of voting capital);

- Sifco S.A. - (98.74% directly owned) - manufacturing of forgings and castings for the automotive industry.

- Acesita Centros de Serviços Ltda. - (100.00% directly owned) - sales, import-export agent and providing services for the final cutting and finishing of steel products in general. Formed on March 30, 2001.

On March 30, 2001, the Company merged its wholly-owned subsidiary, Acesita Empreendimentos Ltda., targeting the rationalization of administrative and operational costs, in order to simplify and increase flexibility in its investment structure without the intervention of a holding company between Acesita S.A. and its subsidiaries.

As a consequence of this merger, Acesita Empreendimentos Ltda. was dissolved and, since Acesita S.A. owned 100% of its capital, there was no effect on the Company's shares.

Acesita S.A.'s shareholders' equity and that of Acesita Empreendimentos Ltda. were determined as of January 31, 2001, at book value based on balance sheets specifically prepared for this purpose. The changes in the subsidiary's shareholder's equity between January 31, 2001 and March 30, 2001 were recorded in Acesita's balance sheet. The balances of Acesita Empreendimentos Ltda., merged on March 30, 2001, are summarized as follows:

Assets	R$	Liabilities	R$
Current assets	2,686	Current liabilities	1,779
Noncurrent assets	40,245		
Permanent assets:		Long-term liabilities	71,382
Investments	106,630		
Property, plant and equipment	24,406	Net equity	100,806
Total	173,967	Total	173,967

At the same time, Amorim Comercial S.A. was merged into its holding company, Acesita Serviços, Comércio, Indústria e Participações Ltda..

2. PRESENTATION OF FINANCIAL STATEMENTS

The quarterly financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law and Brazilian Securities Commission - CVM instructions. The principal accounting practices, methods and criteria followed by the Company in the preparation of these quarterly financial statements are consistent with those applied in the financial statements as of and for the year ended December 31, 2000.

(a) Presentation of March 31, 2000 financial statements

Originally, the quarterly information (ITR) for the first quarter of 2000 was prepared and made available to CVM including the deferral of net exchange losses related to 1999 in compliance with CVM Resolution No. 294/99. Although permitted by CVM, this special procedure caused the "Report of Special Review" to be issued, by independent public accountants, Arthur Andersen S/C, with a qualification.

As disclosed in the financial statements as of December 31, 2000 (Note 18), in the fourth quarter of 2000, but retroactively to January 1, 2000, the Company elected to discontinue the deferral of net exchange losses, and reverse such deferral as prior-year adjustments, charged to accumulated deficit. This practice was understood as correct by the independent public accountants, Arthur Andersen S/C, whose report thereon, dated February 16, 2001, was issued without qualification.

Accordingly, with the purpose of ensuring consistency in the presentation of the quarterly information, the statement of income for the quarter ended March 31, 2000, presented comparatively to the statements of the current quarter, had been amended so as to include the adjustment to the deferral of net exchange losses procedure, commented in the previous paragraph.

However, in compliance with CVM/SEP/GEA-2 Official Letter No. 061/02 of February 7, 2002, in which CVM states its non-agreement with the recording of the reversal of the deferred net exchange losses in a shareholders' equity account, the Company is resubmitting this quarterly information - ITR. Specifically, the change in relation to the replaced ITR refers to the presentation of the original accounting treatment for 2000, that is, with effects arising from the amortization of the exchange variation of 1999 on the results for that quarter. There are no effects on the information for 2001.

3. ACCOUNTS RECEIVABLE

	R$	
	3/31/2001	12/31/2000
Domestic customers	77,848	63,113
Foreign customers	7,887	17,788
Allowance for doubtful accounts - domestic/foreign customers	(6,809)	(7,668)
Total	78,926	73,233

4. INVESTMENTS

(a) Composition:

	Equity %		R$	
	3/31/2001	12/31/2000	3/31/2001	12/31/2000
Acesita Empreendimentos Ltda.	-	100.00	-	116,930
Aços Planos do Sul S.A.	50.10	50.10	585,538	595,467
Cia. Siderúrgica de Tubarão - CST	0.94	0.94	19,212	19,033
Acesita Serviços, Com. Ind. e Part. Ltda.	100.00	-	114,229	-
Acesita Centros de Serviços Ltda.	100.00	-	32	-
			-----------	-----------
Subtotal			719,011	731,430
Other			3,468	3,143
			-----------	-----------
Balances at the end of the quarter			722,479	734,573
			======	======

(b) Summary of changes for the quarter ended March 31, 2001:

	R$						
	Acesita Empreendi-mentos Ltda.	Aços Planos do Sul S.A.	Cia. Siderúrgica de Tubarão - CST	Acesita Serviços Ltda.	Acesita Centros de Serviços	Other	Total
Balances at the beginning of the quarter	116,930	595,467	19,033	-	-	3,143	734,573
Equity pick-up	(9,392)	(12,662)	(608)	-	-	-	(22,662)
Amortization of negative goodwill	-	2,772	804	-	-	-	3,576
Reclassification of reserve	-	-	-	-	-	325	325
Merger	(113,276)	-	-	119,998	-	-	6,722
Spin-off	5,738	-	-	(5,769)	32	-	1
Other	-	(39)	(17)	-	-	-	(56)
	----------	----------	----------	----------	----------	-------	----------
Balances at the end of the quarter	-	585,538	19,212	114,229	32	3,468	722,479
	======	======	======	======	======	====	======

As disclosed in the financial statements as of December 31, 2000, the Company amortizes the negative goodwill on the investment in Companhia Siderúrgica de Tubarão - CST, over 10 years, based on the economic fundamentals, which gave rise to it.

The subsidiary CST, as well as the Company (see Note 5), performed a revaluation of property, plant and equipment in March 1999 and the increase in assets related to the revaluation of CST, amounting to R$176,819 as of March 31, 2001, is reflected in the shareholders' equity of the Company as Revaluation reserves - Subsidiaries/affiliates. The effect on the equity pick-up, recorded in the statement of operations, represented by the depreciation of the revalued amount, is a net charge of R$3,081.

The investment in Sifco S.A., recorded under the equity method of accounting, in the amount of R$20,235, as of March 31, 2001, is classified as restructuring assets. These assets are reduced by reserves to reflect their estimated net realizable value.

The balance of the investment in Acesita International Ltd. reflects negative shareholders' equity of R$14,705 as of March 31, 2001, and the resulting equity pick-up for the first quarter is a loss of R$929. The loss at this subsidiary is represented mainly by net financial expenses.

The subsidiary Acesita Serviços, Comércio, Indústria e Participações Ltda., was partially spun off and the net assets spun off were used for the initial capital contribution in Acesita Centro de Serviços Ltda.. This company was formed on March 30, 2001, and its quotas are fully owned by Acesita S.A.. In this same process, Amorim Comercial S.A. was merged into its holding company Acesita Serviços, Comércio, Indústria e Participações Ltda., which owned 100% of its capital.

The market value per thousand preferred shares of Companhia Siderúrgica de Tubarão - CST, as of March 31, 2001, based on the last trade, was R$21.00 (R$22.80 as of December 31, 2001). The other companies do not have shares traded on the stock exchange.

(c) Balances and transactions (include loans and operating transactions):

	R$			
			Statement of operations	
Company	Assets	Liabilities	Income	Expenses
Acesita Serviços, Comércio, Ind. e Participações Ltda.	11,688	1,111	747	589
Acesita Energética Ltda.	-	16,096	-	244
AP Participações	2,078	-	-	-
Inoxtubos S.A.	3,544	-	11,783	6,665
Aços Villares S.A.	36,696	-	219	79
Amorim Inoxidável S.A.	(67)	-	-	-
Amorim Comercial S.A.	1,957	-	-	-
Indústrias Villares S.A.	10,279	-	-	-
Cia. Siderúrgica de Tubarão - CST	-	-	175	113
Sifco S.A.	17,723	-	12,769	5,422
Acesita International Ltd.	397,271	456,481	7,944	10,403
Usinor Group	1,099	149,581	-	-
Elevadores Atlas S.A.	291	-	1,468	757
Total current quarter	482,559	623,269	35,105	24,272
Total prior quarter	428,842	548,058	251,639	183,616

(d) The subsidiary Companhia Siderúrgica de Tubarão did not adopt the practice of deferring net exchange losses, which had been adopted by Acesita S.A through December 31, 2000. Consequently, for purposes of calculating the equity pick-up for the quarter ended March 31, 2000, the shareholders' equity of that company was adjusted, so that the accounting practice adopted by Acesita S.A could be consistently applied. This adjustment is as follows:

	R$ 3/31/2000
Shareholders' equity - declared	3,759,764
Accounting practice adjustment related to net effects arising from currency devaluation- CVM Resolution No. 294 of March 26, 1999	146,755
Shareholders' equity - adjusted	3,906,519

The effect on the result for the quarter ended March 31, 2000, from the amortization of such deferred exchange losses arising from CVM Resolution No. 294/99, by subsidiaries Companhia Siderúrgica de Tubarão and Ascipar - Acesita Serviços, Comércio, Indústria e Participações Ltda., is R$5,116.

5. PROPERTY, PLANT AND EQUIPMENT

	R$		Estimated
	Current quarter	Prior quarter	useful lives (years)
In use-			
Land	6,715	1,480	-
Buildings and installations	377,180	377,080	10 to 50
Industrial equipment and distribution systems	1,635,847	1,629,726	05 to 40
Vehicles, furniture and fixtures, and tools	29,660	28,586	05 to 10
Other	52,563	52,120	Various
	2,101,965	2,088,992	
Accumulated depreciation and depletion	(661,701)	(633,474)	
Advances to suppliers	20,901	12,600	
Construction in progress	26,754	9,442	
Imports in transit	83	1,469	
Total	1,488,002	1,479,029	

As of March 31, 2001, the balance of the revaluation reserve, recorded as property, plant and equipment, is R$445,037. The effect on the statement of operations for the first quarter of 2001, represented by depreciation of the revaluation increment, is a net expense of R$7,469 and income and social contribution tax credits amounting to R$2,464.

6. TAX CREDITS

The Company and its subsidiary Companhia Siderúrgica de Tubarão - CST recognized deferred income and social contribution tax credits related to tax losses and temporary differences, based on expected future profits.

As of March 31, 2001, the income and social contribution tax assets recognized are as follows:

	R$		
	Income tax	Social contribution tax	Total
Tax losses	641,136	763,726	
Temporary differences	799,105	700,247	
	1,440,241	1,463,973	
Tax rate	25%	8 and 9%	
Total income and social contribution tax credits	360,060	117,288	477,178
Income and social contribution tax credits not recognized	(183,661)	(60,401)	(243,892)
Income and social contribution tax credits recognized as assets	176,399	56,887	233,286

The income and social contribution tax credits have been limited to future projections of taxable income and the deferred tax liability related to the revaluation reserve on property, plant and equipment. Due to this limitation, R$17,276 of income and social contribution tax credits have not been recognized during the current quarter.

The income and social contribution tax effect in the first quarter of 2001, considering the tax rates described above, is as follows:

	R$	
	Income tax - 25%	Social contribution tax - 9%
Income and social contribution tax effect on-		
Loss before taxes	(24,466)	(8,808)
Permanent additions-		
Equity in subsidiaries and affiliates, net of provisions	5,004	1,364
Realization of revaluation reserve	1,867	672
Other	239	53
	(17,356)	(6,719)
Unrecognized income and social contribution tax credit for the quarter	17,155	6,719
Income and social contribution tax - expense	(201)	-

7. LOANS

	Annual interest rate	R$ 3/31/2001	R$ 12/31/2000
Foreign currency (amounts in thousands)-			
US$311,322 (12/31/00 - US$337,413)	5.8% to 13.0%	672,954	659,777
Eurobonds - US$150,000 (original)	11.1%	338,594	297,943
Other currencies	3.4% to 5.9%	3,308	7,571
		1,014,856	965,291
Local currency		129,472	113,692
		1,144,328	1,078,983
Less - current portion		(265,751)	(236,580)
Long-term portion		878,577	842,403

As of March 31, 2001, the long-term portion matures as follows:

Year	R$
2002	172,826
2003	169,093
2004	450,293
After 2004	86,365
	878,577

The debt through the issuance of Eurobonds that matures in 2004, with a redemption option in 2001, has certain covenants and conditions which have been complied with by the Company.

The loans are partially collateralized by equipment.

8. DEBENTURES

	R$ 3/31/2001	R$ 12/31/2000
August 31, 1998 Issue	110,983	107,333
December 15, 1999 Issue	234,762	226,235
	345,745	333,568
Less - Current portion	(37,017)	(25,470)
Long-term portion	308,728	308,098

9. RESERVE FOR CONTINGENCIES

The Company is party to certain lawsuits and administrative proceedings before various courts and governmental agencies arising in the ordinary course of business involving certain labor, tax, civil and other matters. In addition, a reengineering reserve was recognized in order to cover costs related to a reduction in personnel.

Management, based on information obtained from the Company's legal counsel, recognized a reserve for contingencies in an amount considered sufficient to cover eventual losses on the pending litigation.

10. SHAREHOLDERS' EQUITY

Statement of changes in shareholders' equity per corporate law:

	R$			
	Prior quarter	Net loss for the quarter	Realization of revaluation reserves	Current quarter
Restated paid-up capital	901,921	-	-	901,921
Capital reserves-				
Investment grants	3,948	-	-	3,948
Treasury stock	(3,937)	-	-	(3,937)
Revaluation reserves-				
Property, plant and equipment	303,170	-	(5,003)	298,167
Subsidiaries and affiliates	179,900	-	(3,081)	176,819
Accumulated deficit	(132,373)	(98,065)	8,085	(222,353)
Total shareholders' equity	1,252,629	(98,065)	1	1,154,565

11. FINANCIAL INSTRUMENTS

The Company has transactions involving financial instruments, which are fully recorded and are solely related to temporary cash investments, accounts receivable, investments and loans. These instruments are managed through operational strategies and policies aiming at liquidity, profitability and safety, and are performed with financial institutions which meet financial soundness and reliability requirements, according to management's predefined criteria. The control policy consists of a permanent follow-up of contracted rates as compared to those in effect in the market.

As of March 31, 2001, the book values of financial instruments, which significantly differ from market value, including current and long-term portions, are as follows:

	Book value	Market value
Assets-		
Investment- Companhia Siderúrgica de Tubarão - CST	604,750	223,009
Liabilities-		
Loans and debentures	1,490,073	1,442,617

The market value of the investment in the jointly controlled subsidiary, Companhia Siderúrgica de Tubarão, which is a permanent asset, was calculated based on the last trade on the stock market which does not consider the "control premium" to which those shares are entitled. As a result, the quotation used is related to transactions on the stock market by minority shareholders and does not represent the price that might be obtained in a transaction involving the transfer of shareholder control.

Market value was not estimated for the closely-held capital companies, which do not have shares traded on the stock exchange.

The market values of loans and debentures were determined using current interest rates available in the market for financing, with similar conditions and maturities.

The market values are calculated at a specific moment, based on the available information and the Company's appraisal methodologies. The estimated amounts do not represent the realizable amounts of those assets and liabilities in the market. The use of different sources of information and appraisal methodologies could significantly effect the estimated market values.

12. SUBSEQUENT EVENT - SALE OF INVESTMENT IN SIFCO S.A.

On March 11, 2002, the Company entered into a purchase and sale agreement with MTP - Metalúrgica de Tubos de Precisão Ltda. ("MTP"), formerly Mannesman Tubos de Precisão Ltda., to sell to MTP its total shares representing 99.89% of voting capital and 98.95% of total capital of Sifco.

This transaction is being carried out based on technical appraisals of Sifco's net assets, conducted by a consulting firm, whose studies and analyses indicated Sifco's negative net value of approximately R$90,000. This purchase and sale agreement sets forth that Sifco's liabilities in this amount shall be assumed by the Company, and paid through their respective maturities. This amount may be reduced by up to R$20,000, depending on Sifco's cash generation in 2002. MTP shall pay the Company the amount of ten Brazilian reais (R$10.00), on demand, for these shares, and shall fully take the responsibility for management of Sifco S.A., including remaining liabilities, as from conclusion of the transaction.

This transaction, approved by the Company's Board of Directors on March 11, 2002, shall be concluded by the end of March 2002. However, in the fourth quarter 2001, the Company recognized the accounting effects of this transaction in the financial statements for the year ended December 31, 2001. From the conclusion of the transaction, MTP will assume the full responsibility for management of Sifco S.A..

13. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

This quarterly financial data was prepared on the basis of accounting practices emanating from Brazilian corporate law. Certain accounting practices applied by the Company that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where this quarterly information may be used.

* * * * * * * * * *

82-3769

ANDERSEN

Acesita S.A.

Interim Financial Statements Together with
Report of Special Review

June 30, 2001

ANDERSEN

Report of Special Review

(Translation of the report originally issued in Portuguese -
See Note 13 to the interim financial statements)

To the Board of Directors of

Acesita S.A.:

(1) We have performed a special review of the quarterly information of ACESITA S.A. (a Brazilian corporation), comprising the balance sheet as of June 30, 2001, the statements of operations for the quarter and semester then ended, the management report on the Company's performance and relevant information.

(2) The financial statements of Companhia Siderúrgica de Tubarão - CST as of June 30, 2001 are reflected in the financial statements of the Company under the equity method of accounting. The investment in this subsidiary represents 16.41% of total assets and the equity pick-up represents 9.4% of the net loss for the six-month period then ended. The financial statements of Companhia Siderúrgica de Tubarão - CST were reviewed by other auditors and our report, insofar as it relates to the amounts included for Companhia Siderúrgica Tubarão - CST, is based solely on the report of these other public accountants.

(3) We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors - IBRACON, together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with management personnel responsible for the accounting, financial and operating areas as to the principal practices adopted in the preparation of the quarterly information, and (b) review of the information and subsequent events that had or might have had significant effects on the financial statements and operations of the Company.

(4) Based on our special review and on the report of the other independent public accountants on Companhia Siderúrgica de Tubarão - CST, we are not aware of any material modification that should be made to the quarterly information referred to above for it to be in conformity with accounting practices emanating from Brazilian corporate law and in accordance with standards established by the Brazilian Securities Commission - CVM, specifically applicable to the preparation of quarterly information.

(5) The balance sheet as of March 31, 2001, presented for comparative purposes, was reviewed by us and our report thereon, dated May 8, 2001, was issued without qualification and with the comment described in paragraph (2) above. The statement of income for the quarter and six-month period ended June 30, 2000, also presented for comparative purposes, was reviewed by us. As mentioned in Note 2(a), in compliance with the Brazilian Securities Commission (CVM) Resolution dated February 7, 2002, the Company adjusted the statement of income for the quarter and six-month period ended June 30, 2000 so as to include the deferral of net exchange losses related to 1999 and the amortization of the portion of this exchange variation in the result for the quarter and six-month period ended June 30, 2000, as permitted by CVM Resolution No. 294/99. Generally accepted accounting principles in Brazil require that the effects of exchange rates fluctuation be recognized in income in the period in which they occur, that is, in 1999. After the adjustment, the net income for the quarter and six-month period ended June 30, 2000 is understated by R$11,939 thousand and R$23,871 thousand, respectively.

Belo Horizonte, August 14, 2001
(Except for Notes 2 (a), 4 (d), and 12, for which the date is March 11, 2002)

ARTHUR ANDERSEN S/C

Paulo Manuchakian
Partner

ACESITA S.A.

BALANCE SHEETS

JUNE 30 AND MARCH 31, 2001

(In thousands of Brazilian reais)
(Translated from the original in Portuguese)
(Unaudited)

A S S E T S

	June 30, 2001	March 31, 2001
CURRENT ASSETS:		
Cash and cash equivalents	161,812	274,769
Accounts receivable	86,338	78,926
Inventories	253,326	211,790
Recoverable taxes	25,556	17,305
Other	16,971	32,223
	544,003	615,013
NONCURRENT ASSETS:		
Receivables from affiliated companies	450,845	416,633
Recoverable taxes	315,873	273,903
Escrow deposits	124,722	117,611
Restructuring assets	7,242	10,089
Other	64,063	60,890
	962,745	879,126
PERMANENT ASSETS:		
Investments	722,384	722,479
Property, plant and equipment	1,923,548	1,488,002
	2,645,932	2,210,481
	4,152,680	3,704,620

The accompanying notes are an integral part of these balance sheets.

ACESITA S.A.

BALANCE SHEETS

JUNE 30 AND MARCH 31, 2001

(In thousands of Brazilian reais)
(Translated from the original in Portuguese)
(Unaudited)

LIABILITIES AND SHAREHOLDERS' EQUITY

	June 30, 2001	March 31, 2001
CURRENT LIABILITIES:		
Loans	219,352	265,751
Debentures	26,198	37,017
Suppliers	166,385	83,199
Payroll and related charges	22,988	19,513
Accrued taxes	12,442	7,987
Payables to affiliated companies	374,529	374,881
Other	41,372	26,310
	863,266	814,658
LONG-TERM LIABILITIES:		
Loans	918,056	878,577
Debentures	297,317	308,728
Foreign suppliers	100,809	155,603
Payables to affiliated companies	77,659	71,767
Deferred taxes	283,688	148,572
Income and other taxes in litigation	121,173	113,078
Reserve for contingencies	54,424	44,367
Other	15,409	14,705
	1,868,535	1,735,397
SHAREHOLDERS' EQUITY:		
Capital	901,921	901,921
Capital reserve	3,948	3,948
Treasury shares	(3,937)	(3,937)
Revaluation reserves	745,801	474,986
Accumulated deficit	(226,854)	(222,353)
	1,420,879	1,154,565
	4,152,680	3,704,620

The accompanying notes are an integral part
of these balance sheets.

ACESITA S.A.

STATEMENTS OF OPERATIONS

FOR THE QUARTERS AND SEMESTERS ENDED JUNE 30, 2001 AND 2000

(In thousands of Brazilian reais, except per share data)
(Translated from the original in Portuguese)
(Unaudited)

	Quarter		Semester	
	2001	2000	2001	2000
GROSS SALES OF PRODUCTS AND SERVICES:				
Domestic and export	371,553	425,106	735,925	788,005
Taxes, deductions and discounts	(59,238)	(63,453)	(118,041)	(116,115)
Net sales	312,315	361,653	617,884	671,890
COST OF SALES AND SERVICES	(230,427)	(255,698)	(469,897)	(495,182)
Gross profit	81,888	105,955	147,987	176,708
OPERATING EXPENSES:				
Selling	(14,772)	(15,612)	(27,398)	(30,823)
General and administrative	(16,430)	(15,891)	(32,746)	(31,019)
Income before financial items and equity in subsidiaries and affiliates	50,686	74,452	87,843	114,866
FINANCIAL ITEMS:				
Financial expenses	(127,994)	(44,046)	(144,223)	(121,138)
Financial income	25,019	17,771	45,264	42,074
Monetary variations, net	(8,132)	(49,996)	(121,867)	(43,892)
	(60,421)	(1,819)	(132,983)	(8,090)
EQUITY IN SUBSIDIARIES AND AFFILIATES	352	7,062	(19,663)	20,911
(Loss) income from operations	(60,069)	5,243	(152,646)	12,821
NONOPERATING EXPENSE, NET	873	1,929	(4,414)	(103)
(Loss) income before taxes on income	(59,196)	7,172	(157,060)	12,718
INCOME AND SOCIAL CONTRIBUTION TAXES	46,240	(1,883)	46,039	(5,049)
DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES	-	(4,354)	-	(5,622)
Net (loss) income	(12,956)	935	(111,021)	2,047
Outstanding shares at end of period - thousands	742,939,864	742,939,864	742,939,864	742,939,864
(Loss) earnings per thousand shares (R$)	(0.02)	0.00	(0.15)	0.00

The accompanying notes are an integral part of these statements.

ACESITA S.A.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2001

(Amounts in thousands of Brazilian reais, unless otherwise indicated)
(Translated from the original in Portuguese)

1. OPERATIONS

Acesita S.A. is a Brazilian publicly-held company; its main activities are the production and sale of special steel, agro-business, mining and provision of technical services related to these activities.

The Company's principal manufacturing facility is located in Timóteo, Minas Gerais, Brazil, with an annual production capacity of 840,000 tons of steel. The Company also has investments in subsidiaries with businesses related to its own activities.

The principal subsidiaries and their activities are:

- Acesita Serviços, Comércio, Indústria e Participações Ltda. - (100.00% owned) - production and sale of products, services, agriculture, cattle raising and related activities; trade office and import-export agent, and equity participation in other companies, as follows:

    - ➢ Acesita Energética Ltda. - (100.00% owned) - reforestation and production of charcoal;

    - ➢ Inoxtubos S.A. - (43.85% owned - 50.00% of voting capital) - production and sale of steel tubes with stitching and special alloys;

    - ➢ Acesita Argentina S.A. - (30.00% owned) - trade office in Argentina;

    - ➢ A.P. Participações S.A. - (100.00% owned) - investment company;

- Coinvest - Companhia de Investimentos Interlagos (formerly Indústrias Villares S.A.) - (46.12% owned - 46.74% of voting capital / June 30, 2000 - 49.76% owned - 50.36% of voting capital) - equity participation in Aços Villares S.A., equivalent to 5.78% of total capital (5.55% of voting capital / June 30, 2000 - 20.65% of total capital - 50.10% of voting capital);

- Aços Villares S.A. - (1.74% owned - 0.32% of voting capital / June 30, 2000 - 11.59% owned - 5.83% of voting capital) - production and sale of non-flat steel and iron and other related products, and 100.00% ownership in Villares Metals S.A.

- Acesita International Ltd. - (100.00% directly owned) - foreign trade office;
- Companhia Siderúrgica de Tubarão - CST - (0.94% directly owned) - production and sale of non-flat steel and iron products and other related products;
- Aços Planos do Sul S.A. (50.10% directly owned) - equity participation in:
  - Companhia Siderúrgica de Tubarão - CST - (37.73% owned - 43.91% of voting capital);
- Sifco S.A. - (98.74% directly owned) - manufacturing of forgings and castings for the automotive industry.
- Acesita Centros de Serviços Ltda. - (100.00% directly owned) - sales, import-export agent and provision of services related to final cutting and finishing of steel products in general.

2. PRESENTATION OF FINANCIAL STATEMENTS

The quarterly financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law and Brazilian Securities Commission - CVM instructions. The principal accounting practices, methods and criteria followed by the Company in the preparation of these quarterly financial statements are consistent with those applied in the financial statements as of and for the year ended December 31, 2000.

(a) Presentation of June 30, 2000 financial statements

Originally, the quarterly information (ITR) for the quarter and six-month period ended June 30, 2000 was prepared and made available to CVM including the deferral of net exchange losses related to 1999 in compliance with CVM Resolution No. 294/99. Although permitted by CVM, this special procedure caused the "Report of Special Review" to be issued, by independent public accountants, Arthur Andersen S/C, with a qualification.

As disclosed in the financial statements as of December 31, 2000 (Note 18), in the fourth quarter of 2000, but retroactively to January 1, 2000, the Company elected to discontinue the deferral of net exchange losses, and reverse such deferral as prior-year adjustments, charged to accumulated deficit. This practice was understood as correct by the independent public accountants, Arthur Andersen S/C, whose report thereon, dated February 16, 2001, was issued without qualification.

Accordingly, with the purpose of ensuring consistency in the presentation of the quarterly information, the statement of income for the quarter and six-month period ended June 30, 2000, presented comparatively to the statements of the current quarter and six-month period, had been amended so as to include the adjustment to the deferral of net exchange losses procedure, commented in the previous paragraph.

However, in compliance with CVM/SEP/GEA-2 Official Letter No. 061/02 of February 7, 2002, in which CVM states its non-agreement with the recording of the reversal of the deferred net exchange losses in a shareholders' equity account, the Company is resubmitting this quarterly information - ITR. Specifically, the change in relation to the replaced ITR refers to the presentation of the original accounting treatment for 2000, that is, with effects arising from the amortization of the exchange variation of 1999 on the results for that quarter and six-month period. There are no effects on the information for 2001.

3. ACCOUNTS RECEIVABLE

	6/30/2001	3/31/2001
Domestic customers	83,728	77,848
Foreign customers	8,844	7,887
Allowance for doubtful accounts - domestic/foreign customers	(6,234)	(6,809)
Total	86,338	78,926

4. INVESTMENTS

(a) Composition:

	Equity %			
	6/30/2001	3/31/2001	6/30/2001	3/31/2001
Aços Planos do Sul S.A.	50.10	50.10	585,732	585,538
Cia. Siderúrgica de Tubarão - CST	0.94	0.94	19,885	19,212
Acesita Serviços, Com. Ind. e Part. Ltda.	100.00	100.00	113,742	114,229
Acesita Centros de Serviços Ltda.	100.00	100.00	709	32
Subtotal			720,068	719,011
Other			2,316	3,468
Balances at the end of the quarter			722,384	722,479

(b) Summary of changes for the quarter ended June 30, 2001:

	Aços Planos do Sul S.A.	Cia. Siderúrgica de Tubarão - CST	Acesita Serviços Ltda.	Acesita Centros de Serviços	Other	Total
Balances at the beginning of the quarter	585,538	19,212	114,229	32	3,468	722,479
Equity pick-up	(2,578)	(131)	(487)	677	-	(2,519)
Amortization of negative goodwill	2,772	804	-	-	-	3,576
Reclassification of reserve	-	-	-	-	(1,152)	(1,152)
Balances at the end of the quarter	585,732	19,885	113,742	709	2,316	722,384

As disclosed in the financial statements as of December 31, 2000, the Company amortizes the negative goodwill on the investment in Companhia Siderúrgica de Tubarão - CST over 10 years, based on the economic fundamentals, which gave rise to it.

The subsidiary Companhia Siderúrgica de Tubarão - CST performed a revaluation of property, plant and equipment in March 1999 and the respective increase in assets amounting to R$173,716 as of June 30, 2001, is reflected in shareholders' equity of the Company as Revaluation reserve - Subsidiaries/affiliates. The effect on the equity pick-up, recorded in the statement of operations, represented by the depreciation of the revalued amount, is a net charge of R$3,103.

The investment in Sifco S.A., recorded under the equity method of accounting, in the amount of R$12,547, as of June 30, 2001, is classified as restructuring assets. These assets are reduced by reserves to reflect their estimated net realizable value.

The balance of the investment in Acesita International Ltd. reflects negative shareholders' equity of R$15,409 as of June 30, 2001, and the resulting equity pick-up for the second quarter of 2001 is a loss of R$704, which is represented mainly by net financial expenses.

The market value per thousand preferred shares of Companhia Siderúrgica de Tubarão - CST, as of June 30, 2001, based on the last trade, was R$21.89 (R$21.00 as of March 31, 2001). The other companies do not have shares traded on the stock exchange.

(c) Balances and transactions (include loans and operating transactions):

			Statement of operations	
Company	Assets	Liabilities	Income	Expenses
Acesita Serviços, Comércio, Ind. e Participações Ltda.	(18,763)	315	1,425	874
Acesita Energética Ltda.	-	16,216	-	439
Acesita Centro de Serviços Ltda.	121	239	-	-
AP Participações	294	-	-	-
Inoxtubos S.A.	2,562	-	18,924	11,089
Aços Villares S.A.	38,025	-	-	784
Amorim Comercial S.A.	25,869	-	18,658	-
Indústrias Villares S.A.	10,279	-	-	-
Cia. Siderúrgica de Tubarão - CST	-	-	513	266
Sifco S.A.	19,177	10	21,819	9,395
Sifco Intercontinental Co. Ltd.	-	1,869	-	-
Acesita International Ltd.	432,311	460,833	-	22,101
Usinor Group	1,163	186,725	126	-
Total current quarter	511,038	666,207	61,465	44,948
Total prior quarter	482,559	623,269	35,105	24,272

(d) The subsidiary Companhia Siderúrgica de Tubarão did not adopt the practice of deferring net exchange losses, which had been adopted by Acesita S.A through December 31, 2000. Consequently, for purposes of calculating the equity pick-up for the quarter ended June 30, 2000, the shareholders' equity of that company was adjusted, so that the accounting practice adopted by Acesita S.A could be consistently applied. This adjustment is as follows:

	R$
	6/30/2000
Shareholders' equity - declared	3,769,799
Accounting practice adjustment related to net effects arising from currency devaluation- CVM Resolution No. 294 of March 26, 1999	130,387
Shareholders' equity- adjusted	3,900,186

The effect on the result for the quarter ended June 30, 2000, from the amortization of such deferred exchange losses arising from CVM Resolution No. 294/99, by subsidiaries Companhia Siderúrgica de Tubarão and Ascipar - Acesita Serviços, Comércio, Indústria e Participações Ltda., is R$5,123.

5. PROPERTY, PLANT AND EQUIPMENT

	Current quarter	Prior quarter	Estimated useful lives (years)
In use-			
Land	6,711	6,715	-
Buildings and installations	446,431	377,180	10 to 50
Industrial equipment and distribution systems	1,990,045	1,635,847	05 to 40
Vehicles, furniture and fixtures, and tools	29,768	29,660	05 to 10
Other	56,284	52,563	Various
	2,529,239	2,101,965	
Accumulated depreciation and depletion	(687,410)	(661,701)	
Advances to suppliers	43,009	20,901	
Construction in progress	38,625	26,754	
Imports in transit	85	83	
Total	1,923,548	1,488,002	

As of June 30, 2001, the Company recorded a revaluation of a substantial part of its industrial property, plant and equipment based on an appraisal report issued by an independent appraiser, which was approved at the Extraordinary Shareholders' Meeting on August 13, 2001.

This revaluation was intended to restate the market value of the Company's industrial property, plant and equipment, which no longer reflect its actual value due to the currency devaluation of the Brazilian real in relation to the U.S. dollar. Due to the source and nature of the Company's industrial property, plant and equipment, its market / replacement value has been affected by exchange rate variations in relation to the U.S. dollar.

Accordingly, book value of revalued items increased from R$1,268,709 to R$1,685,531, representing an increase of R$416,822 in property, plant and equipment as of June 30, 2001 and R$279,271 in the revaluation reserve in Shareholder's equity, net of taxes. The revaluation was accompanied by a review of the production capacity of the revalued items, due to investments and technological increments implemented in the industrial plant since 1999. This review indicated an increase in the production capacity of up to 27% compared to previous data. As a consequence, the additional annual depreciation, related to the revalued items, was not significant.

As of June 30, 2001, the balance of the revaluation increment, plus March 30, 1999 revaluation, recorded as property, plant and equipment, amounted to R$853,872. The effect on the statement of operations for the second quarter of 2001, through depreciation of the revaluation increment, is an expense of R$7,987.

6. TAX CREDITS

The Company and its subsidiary Companhia Siderúrgica de Tubarão - CST recognized deferred income and social contribution tax credits related to tax losses and temporary differences, based on expected future profits.

As of June 30, 2001, income and social contribution tax assets recognized are as follows:

	Income tax	Social contribution tax	Total
Tax losses	674,201	824,123	
Temporary differences	810,142	688,306	
	1,484,343	1,512,429	
Tax rate	25%	8 and 9%	
Total income and social contribution tax credits	371,086	121,458	492,544
Income and social contribution tax credits not recognized	(164,939)	(50,105)	(215,044)
Income and social contribution tax credits recognized as assets	206,147	71,353	277,500

Income and social contribution tax credits have been limited to future projections of taxable income and deferred tax liability related to the revaluation reserve for property, plant and equipment. Accordingly, R$46,039 of income and social contribution tax credits have been recorded during the current quarter.

Income and social contribution tax effect in the second quarter of 2001, considering the tax rates described above, is as follows:

	Income tax - 25%	Social contribution tax - 9%
Income and social contribution tax effect on-		
Loss before taxes	(39,265)	(14,135)
Permanent additions-		
Equity in subsidiaries and affiliates, net of provisions	4,916	386
Realization of revaluation reserve	3,864	1,391
Other	404	112
	(30,081)	(12,246)
Income and social contribution tax credit recorded in the quarter	30,081	12,246
Other	852	2,860
Tax credit for the semester	30,933	15,106

7. LOANS

	Annual interest rate	6/30/2001	3/31/2001
Foreign currency (amounts in thousands)-			
US$259,691 (3/31/2001 - US$311,322)	5.8% to 13.0%	615,262	672,954
Eurobonds - US$150,000 (original)	11.1%	351,547	338,594
Other currencies	3.4% to 5.9%	7,631	3,308
		974,440	1,014,856
Local currency		162,968	129,472
		1,137,408	1,144,328
Less - current portion		(219,352)	(265,751)
Long-term portion		918,056	878,577

As of June 30, 2001, the long-term portion matures as follows:

Year	R$
2002	69,852
2003	252,164
2004	487,722
After 2004	108,318

	918,056
	======

The debt through the issuance of Eurobonds that matures in 2004, with a redemption option in 2001, has certain covenants and conditions which have been complied with by the Company. However, in order to ensure certain conditions and maintain Acesita's Eurobonds in the international market until its maturity, the Company extended a Put Option Waiver Request to bondholders willing to pay an additional fee for those who do not exercise their redemption option in October 2001, equalizing Acesita's bonds earnings to the Brazilian Treasury Securities maturing in the same period. Bondholders were given until September 11, 2001 to deliver their response to the Request . In order to cover any redemption option put by bondholders in October 2001, the Company has set aside reserves and secured stand-by credit lines.

The loans are partially collateralized by equipment.

8. DEBENTURES

	6/30/2001	3/31/2001
August 31, 1998 Issue	96,839	110,983
December 15, 1999 Issue	226,676	234,762
	-----------	-----------
	323,515	345,745
Less - Current portion	(26,198)	(37,017)
	-----------	-----------
Long-term portion	297,317	308,728
	======	======

9. RESERVE FOR CONTINGENCIES

The Company is party to certain lawsuits and administrative proceedings before various courts and governmental agencies arising in the ordinary course of business involving certain labor, tax, civil and other matters. In addition, a reengineering reserve was recognized in order to cover costs related to personnel reduction.

Management, based on information obtained from the Company's legal counsel, recognized a reserve for contingencies in an amount considered sufficient to cover eventual losses on the pending litigation.

10. SHAREHOLDERS' EQUITY

Statement of changes in shareholders' equity per corporate law is composed as follows:

	Prior quarter	Net loss for the quarter	Revaluation reserve	Realization of revaluation reserves	Current quarter
Restated paid-up capital	901,921	-	-	-	901,921
Capital reserves-					
Investment grants	3,948	-	-	-	3,948
Treasury stock	(3,937)	-	-	-	(3,937)
Revaluation reserves-					
Property, plant and equipment	298,167	-	279,271	(5,353)	572,085
Subsidiaries and affiliates	176,819	-	-	(3,103)	173,716
Accumulated deficit	(222,353)	(12,956)	-	8,455	(226,854)
Total shareholders' equity	1,154,565	(12,956)	279,271	(1)	1,420,879

11. FINANCIAL INSTRUMENTS

The Company has transactions involving financial instruments, which are fully recorded and are solely related to temporary cash investments, accounts receivable, investments and loans. These instruments are managed through operating strategies and policies aiming at liquidity, profitability and safety, and are performed with financial institutions which meet financial soundness and reliability requirements, according to management's predefined criteria. The control policy consists of a permanent follow-up of contracted rates as compared to those in effect in the market.

As of June 30, 2001, the book values of financial instruments, which significantly differ from market value, including current and long-term portions, are as follows:

	Book value	Market value
Assets-		
Investment- Companhia Siderúrgica de Tubarão - CST	605,617	225,897
Liabilities-		
Loans and debentures	1,460,923	1,418,025

The market value of the investment in the jointly-controlled subsidiary, Companhia Siderúrgica de Tubarão - CST, which is a permanent asset, was calculated based on the last trade on the stock market which does not consider the "control premium" to which those shares are entitled. As a result, the quotation used is related to transactions on the stock market by minority shareholders and does not represent the price that might be obtained in a transaction involving the transfer of shareholding control.

Market value was not estimated for closely-held companies, which do not have shares traded on stock exchange.

Market values of loans and debentures were determined using current interest rates available in the market for financing, with similar conditions and maturities.

Market values are calculated at a specific moment, based on available information and on Company's appraisal methodologies. The estimated amounts do not represent the realizable amounts of those assets and liabilities in the market. The use of different sources of information and appraisal methodologies could significantly affect estimated market values.

12. SUBSEQUENT EVENT - SALE OF INVESTMENT IN SIFCO S.A.

On March 11, 2002, the Company entered into a purchase and sale agreement with MTP - Metalúrgica de Tubos de Precisão Ltda. ("MTP"), formerly Mannesman Tubos de Precisão Ltda., to sell to MTP its total shares representing 99.89% of voting capital and 98.95% of total capital of Sifco.

This transaction is being carried out based on technical appraisals of Sifco's net assets, conducted by a consulting firm, whose studies and analyses indicated Sifco's negative net value of approximately R$90,000. This purchase and sale agreement sets forth that Sifco's liabilities in this amount shall be assumed by the Company, and paid through their respective maturities. This amount may be reduced by up to R$20,000, depending on Sifco's cash generation in 2002. MTP shall pay the Company the amount of ten Brazilian reais (R$10.00), on demand, for these shares, and shall fully take the responsibility for management of Sifco S.A., including remaining liabilities, as from conclusion of the transaction.

This transaction, approved by the Company's Board of Directors on March 11, 2002, shall be concluded by the end of March 2002. However, in the fourth quarter 2001, the Company recognized the accounting effects of this transaction in the financial statements for the year ended December 31, 2001. From the conclusion of the transaction, MTP will assume the full responsibility for management of Sifco S.A..

13. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

This quarterly information was prepared on the basis of accounting practices emanating from Brazilian corporate law. Certain accounting practices applied by the Company that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where this quarterly information may be used.

MANAGEMENT REPORT ON THE COMPANY'S PERFOMANCE

Highlights - 1st Half 2001

- Sales volume to the domestic market in the first half of 2001 totaled 306,400 tons, an increase of 8.5% compared to 1H00;
- Stainless steel sales volume totaled 124,200 tons, with 81,500 tons sold in the domestic market, which has continued to show solid growth compared to 2000;
- Silicon steel sales to the domestic market increased 30.2% in volume, with a corresponding increase of 50.6% in sales revenue compared to 1H00, due to the strong demand for these products for energy efficient equipment;
- Net sales revenue totaled R$618.0 million in 1H00 compared to R$672 million in 1H00. *Revenue from silicon steel sales in the domestic market partially offset lower revenues* from stainless exports and impact from the *alloy surcharge formula*;
- Cost of goods sold decreased proportionally with the decline in sales revenue, despite the impact of currency variation on the U.S. dollar portion of this item;
- EBITDA totaled R$ 134.4 million in 1H01 compared to R$ 163,7 million in 1H00, in line with the Company's long term expectations, maintaining an EBITDA margin of 21.8%;
- Over the past 15 months, net indebtedness, when expressed in US$, has declined 21%;
- 79.6% of the Company's net foreign currency obligations were covered with hedge instruments (increasing to 90.0% in July 2001);
- The Company recorded a net loss of R$13.0 million for 2Q01, compared to a net loss of R$98.0 million in 1Q01, accumulating a net loss for 1H01 of R$111.0 million.

Operating Performance

The plant's operational flexibility and market demand for other value added products contributed to offset the negative impact from adverse Brazilian economic conditions and instability in the international stainless market. Sales volume in the domestic market totaled 306.4 thousand tons in the first half of 2001, representing an increase of 8.5% compared to the same period in 2000.

Net sales revenue totaled R$618.00 million compared to R$672.00 million in 1H00. The 50.6% growth in sales revenue from silicon steels in the domestic market partially offset the drop in revenues resulting from lower stainless export sales volume and change in sales mix. There was a stronger demand for ferric stainless steels, which are priced lower because they do not contain nickel. In addition, the alloy surcharge, factored into selling prices, transferred the benefits of lower nickel prices to customers during the period, without impacting margins.

Operating costs decreased proportionally with the drop in net sales revenues, despite the fact that a portion of such costs was impacted by the 18% appreciation of the dollar against the Brazilian real during the semester. The Company preserved its margins by taking advantage of the plant's flexibility and production mix.

Operational flexibility, market opportunity management and continued cost reductions were decisive factors in enabling Acesita to present satisfactory results in the first half of 2001 in light of the domestic and international market challenges.

Energy Rationing

The company was able to meet its electric energy rationing quotas, which began in June 2001, without affecting production plans as a result of the operational flow flexibility of the Timóteo plant and the diverse product lines. Acesita implemented rationing measures in the industrial and administrative facilities, in addition to adapting certain equipment that produces input materials available in the market.

Operating Profit - EBIT

Operating Profit (EBIT) was R$83.2 million for the first half of 2001. Although lower than the R$108.6 million in the first half of 2000, the impact of the above-mentioned items contributed to the maintenance of net sales revenue and margins at the same level as the same period in 2000. Cost of goods sold impacted this performance, as mentioned above.

EBITDA

With a gross profit margin of 26.2% in the second quarter of 2001, almost 5 percentage points higher than 1Q01, EBITDA totaled R$134.4 million in 1H01, compared to R$163.7 million in 1H00. This result is consistent with the changes faced in the market and the sales mix, as well as the Company's strategic planning. EBITDA margin was 21.8% compared to 24.4% in 1H00, maintaining a level compatible with the leading special steel companies in the world.

Equity Income

Equity income in the first half of 2001 totaled negative R$19.7 million compared to positive equity income of R$31.1 million in the same period in 2000, with negative equity contribution from CST totaling R$8.8 million for the same period.

Net Earnings

The net loss in the first half of 2001 totaled R$111.0 million, close to the loss recorded in the first quarter of R$98.0 million, despite the exchange variation of 6.6% in the quarter. The foreign currency liabilities were recorded to reflect the exchange variation; however, the negative impact on the Company's financial statements was offset by financial hedge instruments, which on June 30, 2001 covered 79.6% of the net balance of foreign currency exposure, including the natural hedge provided by exports through the end of the year. The

Company's cash assets were protected with dollar-linked securities, and the USD x CDI swap instruments accounted a financial gain of R$39.0 million, which, when added to other U.S. dollar linked assets, limited the negative impact of net monetary variation to R$117.2 million. Other instruments utilized during July 2001 raised the coverage of foreign currency exposure to greater than 90.0% on July 31, 2001.

Production and Sales

Sales to the domestic market totaled 306,390 tons during the first half of 2001, 8.5% greater than the same period in 2000. The domestic stainless market continued to demonstrate satisfactory growth, at the same level as 2000; however, export sales decreased 34.3%, particularly from the U.S. and Asian markets, due mainly to the slowdown in the U.S. economy, which has been reflected directly in the consumption of steel products, the main input material for industry. Lower stainless exports were partially offset by an increase of 14,300 tons in silicon steels sales to the domestic market.

The average selling price for stainless steel during the first half of 2001 remained stable compared to the average price in 1H00, with prices approximately 6% lower in the domestic market, offset by higher prices in Brazilian reais for stainless exports. Lower sales revenue was mainly a result of a change in the sales mix. Ferritic stainless steels, which do not contain nickel, represented a greater portion of total sales compared to the same period in 2000 - 40% compared to 28%, without impacting operating margins. In addition, the effects of the alloy surcharge during a period of falling nickel prices translated into a reduction in selling prices, also without impacting operating margins.

Sales Volume (tons)			
Steel Products	1H00	1H01	Change (%)
Flat Steels	**261,615**	**267,473**	**2.2**
Stainless	150,650	124,195	(17.6)
Silicon O.G.	13,591	17,786	30.9
Silicon N.O.G.	41,457	50,271	21.3
Carbon/Alloys	55,917	75,221	34.5
Bars	**93,225**	**84,583**	**(9.3)**
Subtotal	**354,840**	**352,056**	**(0.8)**
Others (*)	**10,319**	**8,039**	**(22.1)**
Total	**365,159**	**360,095**	**(1.4)**
Domestic Market	**282,411**	**306,390**	**8.5**
Exports	**82,748**	**53,705**	**(35.1)**
Stainless	64,880	42,657	(34.3)
Silicon O.G and N.O.G	7,773	1,857	(31.0)
Carbon steels and bars	4,186	4,669	(46.1)

(*) Others = Ingots + Molten Steel + Subproducts + Solid pig iron + Third party products for resale

Products as a percentage of total sales				
Product	**Net Revenue**		**Volume**	
	1H00	1H01	1H00	1H01
Stainless	68.4	59.9	41.3	34.5
Silicon O.G.	4.6	7.8	3.7	4.9
Silicon N.O.G	7.0	10.4	11.4	14.0
Carbon/Alloys	4.6	7.3	15.3	20.9
Bars	9.2	10.4	25.5	23.5
Others (*)	6.2	4.2	2.8	2.2

(*) Includes Services

Stainless Steel Exports (tons)			
Region	**1H00**	**1H01**	**Change (%)**
Mercosul (excluding Brazil)	9,643	7,168	(25.7)
Rest of the world	55,237	35,489	(35.7)
Total	64,880	42,657	(34.3)

CAPEX

As part of the strategic investment plan already underway, aimed at expanding stainless steel production capacity at the Timóteo Plant and providing greater business management flexibility, Acesita invested R$62.6 million during the first half of 2001.

Operating Asset Revaluation

As the Company maintains a relevant number of operational assets that are linked to the U.S. dollar or subject to U.S. dollar indexation by the sector, Acesita conducted a revaluation of such operational assets, so that their value would reflect the impact of the significant devaluation that occurred during the first half of 2001.

The revaluation, managed by a specialized engineering firm, concluded that the fixed assets were undervalued by R$416 million, representing an increase in R$279 million in the Company's shareholders' equity, net of deferred taxes.

The revaluation of the assets was accompanied by a revision of the production capacity in light of the investments and technological improvements made at the plant since 1999. This study indicated an increase of up to 27% in production capacity compared to the last study that was conducted in 1999, in addition to an extension in the remaining useful life of the main equipment. As a result, the impact to the annual depreciation schedule of the revalued assets was marginally significant, and is estimated to result in an increase of less than 2% compared to current annual values.

Furthermore, in 2Q01, tax credits of R$46.0 million were recorded, which will be carried forward and applied against taxable income in the future.

Eurobond - Put Waiver Solicitation

The Company extended a Put Waiver Solicitation to bondholders of its October 2004 Euronotes. Bondholders who do not exercise their put option in October 2001 will be remunerated by way of return that is linked to the Brazilian Treasury Securities maturing in the same period (Global 04)

Bondholders were given until September 11 to deliver their response to the Solicitation. The Company has set aside reserves and secured stand-by credit lines in order to cover any put options exercised by bondholders in October 2001.

Net Indebtedness

The Company's short-term obligations represent only 16.8% of its R$1,461 million total indebtedness, equivalent to US$633 million. Net indebtedness, including Acesita International and Acesita Serviços, when expressed in U.S. dollars, has continually declined over the past 15 months, reaching a 22% reduction at the end of June 2001.

In analyzing the Company's gross debt by currency, the total foreign currency denominated portion has decreased from US$478 million at the end of June 2000 to US$422 million on June 30, 2001. At the same time, Brazilian real-denominated debt increased from R$451 million on June 30, 2000 to R$486 million on June 30, 2001, reflecting a reduction in foreign currency exposure.

* * * * * * * * * *

82-3769

ANDERSEN

Acesita S.A.

Interim Financial Statements Together with
Report of Special Review

September 30, 2001

ANDERSEN

Report of Special Review

(Translation of the report originally issued in Portuguese -
See Note 14 to the interim financial statements)

To the Board of Directors of

Acesita S.A.:

(1) We have performed a special review of the quarterly information of ACESITA S.A. (a Brazilian corporation), comprising the balance sheet as of September 30, 2001, the statements of operations for the quarter and nine-month period then ended, the management report on the Company's performance and relevant information.

(2) The financial statements of Companhia Siderúrgica de Tubarão - CST as of September 30, 2001 are reflected in the financial statements of the Company under the equity method of accounting. The investment in this subsidiary represents 14.21% of total assets and the equity pick-up represents 5.48% of the net loss for the nine-month period then ended. The financial statements of Companhia Siderúrgica de Tubarão - CST were reviewed by other auditors and our report, insofar as it relates to the amounts included for Companhia Siderúrgica Tubarão - CST, is based solely on the report of these other independent public accountants.

(3) We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors- IBRACON, together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with management personnel responsible for the accounting, financial and operating areas as to the principal practices adopted in the preparation of the quarterly information, and (b) review of the information and subsequent events that had or might have had significant effects on the financial statements and operations of the Company.

(4) Based on our special review and on the report of the other independent public accountants on Companhia Siderúrgica de Tubarão - CST, we are not aware of any material modification that should be made to the quarterly information referred to above for it to be in conformity with accounting practices emanating from Brazilian corporate law and in accordance with standards established by the Brazilian Securities Commission - CVM, specifically applicable to the preparation of quarterly information.

(5) The balance sheet as of June 30, 2001, presented for comparative purposes, was reviewed by us and our report thereon, dated August 14, 2001, was issued without qualification and with the comment described in paragraph (2) above. The statement of income for the quarter and nine-month period ended September 30, 2000, also presented for comparative purposes, was reviewed by us. As mentioned in Note 2 (a), in compliance with the Brazilian Securities Commission (CVM) Resolution dated February 7, 2002, the Company adjusted the statement of income for the quarter and nine-month period ended September 30, 2000 so as to include the deferral of net exchange losses related to 1999 and the amortization of the portion of this exchange variation in the result for the quarter and nine-month period ended September 30, 2000, as permitted by CVM Resolution No. 294/99. Generally accepted accounting principles in Brazil require that the effects of exchange rates fluctuation be recognized in income in the period in which they occur, that is, in 1999. After the adjustment, the net income for the quarter and nine-month period ended September 30, 2000, is understated by R$11,937 thousand and R$35,808 thousand, respectively.

Belo Horizonte, November 12, 2001
(Except for Notes 2 (a), 4 (d), and 13, for which the date is March 11, 2002)

ARTHUR ANDERSEN S/C

Paulo Manuchakian
Partner

ACESITA S.A.

BALANCE SHEETS

SEPTEMBER 30 AND JUNE 30, 2001

(In thousands of Brazilian reais)
(Translation of the original in Portuguese)
(Unaudited)

A S S E T S

	September 30, 2001	June 30, 2001
CURRENT ASSETS:		
Cash and cash equivalents	201,509	161,812
Accounts receivable	100,038	86,338
Inventories	225,265	253,326
Recoverable taxes	30,877	25,556
Other	12,350	16,971
	570,039	544,003
NONCURRENT ASSETS:		
Receivables from affiliated companies	514,958	450,845
Recoverable taxes	343,237	315,873
Escrow deposits	129,991	124,722
Restructuring assets	6,640	7,242
Other	71,626	64,063
	1,066,452	962,745
PERMANENT ASSETS:		
Investments	721,644	722,384
Property, plant and equipment	1,892,924	1,923,548
	2,614,568	2,645,932
	4,251,059	4,152,680

The accompanying notes are an integral part of these balance sheets.

ACESITA S.A.

BALANCE SHEETS

SEPTEMBER 30 AND JUNE 30, 2001

(In thousands of Brazilian reais)
(Translation of the original in Portuguese)
(Unaudited)

LIABILITIES AND SHAREHOLDERS' EQUITY

	September 30, 2001	June 30, 2001
CURRENT LIABILITIES:		
Loans	453,433	219,352
Debentures	40,420	26,198
Suppliers	265,058	166,385
Payroll and related charges	23,337	22,988
Accrued taxes	24,056	12,442
Payables to affiliated companies	354,015	374,529
Other	34,832	41,372
	1,195,151	863,266
LONG-TERM LIABILITIES:		
Loans	821,352	918,056
Debentures	312,729	297,317
Foreign suppliers	56,223	100,809
Payables to affiliated companies	85,780	77,659
Deferred taxes	262,806	283,688
Income and other taxes in litigation	126,681	121,173
Reserve for contingencies	67,353	54,424
Other	17,244	15,409
	1,750,168	1,868,535
SHAREHOLDERS' EQUITY:		
Capital	901,921	901,921
Capital reserve	3,948	3,948
Treasury shares	(3,937)	(3,937)
Revaluation reserves	699,771	745,801
Accumulated deficit	(295,963)	(226,854)
	1,305,740	1,420,879
	4,251,059	4,152,680

The accompanying notes are an integral part of these balance sheets.

ACESITA S.A.

STATEMENTS OF OPERATIONS

FOR THE QUARTERS AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2001 AND 2000

(In thousands of Brazilian reais, except per share data)
(Translation of the original in Portuguese)
(Unaudited)

	Quarter		Nine-Month Period	
	2001	2000	2001	2000
GROSS SALES OF PRODUCTS AND SERVICES:				
Domestic and export	448,497	385,110	1,184,422	1,173,115
Taxes, deductions and discounts	(64,785)	(59,467)	(182,826)	(175,582)
Net sales	383,712	325,643	1,001,596	997,533
COST OF SALES AND SERVICES	(281,507)	(226,928)	(751,404)	(722,110)
Gross profit	102,205	98,715	250,192	275,423
OPERATING EXPENSES:				
Selling	(19,604)	(15,248)	(47,002)	(46,071)
General and administrative	(18,433)	(13,854)	(51,179)	(44,873)
Other operating expenses	(1,233)	(5,294)	(5,917)	(11,525)
Income before financial items and equity in subsidiaries and affiliates	62,935	64,319	146,094	172,954
FINANCIAL ITEMS:				
Financial expenses	(101,280)	(61,721)	(245,503)	(182,860)
Financial income	22,540	21,232	67,804	63,306
Monetary variations, net	(67,724)	(34,854)	(184,907)	(72,514)
	(146,464)	(75,343)	(362,606)	(192,068)
EQUITY IN SUBSIDIARIES AND AFFILIATES	(2,726)	9,366	(22,389)	30,277
(Loss) income from operations	(86,255)	(1,658)	(238,901)	11,163
NONOPERATING EXPENSE, NET	(23,040)	2,409	(27,454)	2,307
(Loss) income before taxes on income	(109,295)	751	(266,355)	13,470
INCOME AND SOCIAL CONTRIBUTION TAXES	-	1,063	-	(5,991)
DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES	29,308	375	75,347	(3,242)
Net (loss) income	(79,987)	2,189	(191,008)	4,237
Outstanding shares at end of period - thousands	742,939,864	742,939,864	742,939,864	742,939,864
(Loss) earnings per thousand shares (R$)	(0.11)	0.00	(0.26)	0.01

The accompanying notes are an integral part of these statements.

ACESITA S.A.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2001

(Amounts in thousands of Brazilian reais, unless otherwise indicated)
(Translation of the original in Portuguese)

1. OPERATIONS

Acesita S.A. is a Brazilian publicly-held company; its main activities are the production and sale of special steel, agribusiness, mining and provision of technical services related to these activities.

The Company's principal manufacturing facility is located in Timóteo, State of Minas Gerais, Brazil, with annual production capacity of 840,000 tons of steel. The Company also has investments in subsidiaries with businesses related to its own activities.

The principal subsidiaries and their activities are:

- Acesita Serviços, Comércio, Indústria e Participações Ltda. - (100.00% owned) - production and sale of products, services, agriculture, cattle raising and related activities; trade office and import-export agent, steel distribution and processing to third parties, and equity participation in other companies, as follows:
    - ➢ Acesita Energética Ltda. - (100.00% owned) - reforestation and production of charcoal;
    - ➢ Inoxtubos S.A. - (43.85% owned - 50.00% of voting capital) - production and sale of steel tubes with stitching and special alloys;
    - ➢ Acesita Argentina S.A. - (30.00% owned) - trade office in Argentina;
    - ➢ A. P. Participações S.A. - (100.00% owned) - investment company;
- Coinvest - Companhia de Investimentos Interlagos (formerly Indústrias Villares S.A.) - (46.12% owned - 46.74% of voting capital / September 30, 2000 - 49.74% owned - 50.35% of voting capital) - equity participation in Aços Villares S.A., equivalent to 5.78% of total capital (5.55% of voting capital / September 30, 2000 - 5.75% of total capital - 5.93% of voting capital);
- Aços Villares S.A. - (1.74% owned - 1.74% of voting capital / September 30, 2000 - 1.74% owned - 0.35% of voting capital) - production and sale of non-flat steel and iron and other related products, and 100.00% ownership in Villares Metals S.A.;
- Acesita International Ltd. - (100.00% directly owned) - foreign trade office;

- Companhia Siderúrgica de Tubarão - CST - (0.94% directly owned) - production and sale of non-flat steel and iron products and other related products;

- Aços Planos do Sul S.A. (50.10% directly owned) - equity participation in:

  - Companhia Siderúrgica de Tubarão - CST - (37.73% owned - 43.91% of voting capital);

- Sifco S.A. - (98.95% directly owned / September 30, 2000 - 97.47% directly owned) - manufacturing of forging and castings for the automotive industry.

- Acesita Centros de Serviços Ltda. - (100.00% directly owned) - sales, import-export agent and provision of services related to final cutting and finishing of steel products in general.

2. PRESENTATION OF FINANCIAL STATEMENTS

The quarterly financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law and Brazilian Securities Commission - CVM instructions. The principal accounting practices, methods and criteria followed by the Company in the preparation of these quarterly financial statements are consistent with those applied in the financial statements as of and for the year ended December 31, 2000.

(a) Presentation of September 30, 2000 financial statements

Originally, the quarterly information (ITR) for the third quarter of 2000 was prepared and made available to CVM including the deferral of net exchange losses related to 1999 in compliance with CVM Resolution No. 294/99. Although permitted by CVM, this special procedure caused the "Report of Special Review" to be issued, by independent public accountants, Arthur Andersen S/C, with a qualification.

As disclosed in the financial statements as of December 31, 2000 (Note 18), in the fourth quarter of 2000, but retroactively to January 1, 2000, the Company elected to discontinue the deferral of net exchange losses, and reverse such deferral as prior-year adjustments, charged to accumulated deficit. This practice was understood as correct by the independent public accountants, Arthur Andersen S/C, whose report thereon, dated February 16, 2001, was issued without qualification.

Accordingly, with the purpose of ensuring consistency in the presentation of the quarterly information, the statement of income for the quarter and nine-month period ended September 30, 2000, presented comparatively to the statements of the current quarter, had been changed so as to include the adjustment to the deferral of net exchange losses procedure, commented in the previous paragraph.

However, in compliance with CVM/SEP/GEA-2 Official Letter No. 061/02 of February 7, 2002, in which CVM states its non-agreement with the recording of the reversal of the deferred net exchange losses in a shareholders' equity account, the Company is resubmitting this quarterly information - ITR. Specifically, the change in relation to the replaced ITR refers to the presentation of the original accounting treatment for 2000, that is, with effects arising from the amortization of the exchange variation of 1999 on the results for that quarter and nine-month period. There are no effects on the information for 2001.

(b) Exchange variation during 2001

According to the Brazilian Securities Commission - CVM Resolution No. 404/01, publicly-held companies can defer net exchange losses for the current year. The Company elected not to do so.

(c) Derivatives (Swaps)

Derivatives represented by exchange variation swaps plus interest, exchanged by Interbank Deposit Certificate (CDI) interest rates variation, are reflected in these Financial Statements at its margin account amount, on the accrual basis of accounting. The margin account balance, R$133,544 receivable as of September 30, 2001, was classified in reduction in the loan account balance, as these transactions aim at hedging foreign currency loans.

3. ACCOUNTS RECEIVABLE

	9/30/2001	6/30/2001
Domestic customers	88,412	83,728
Foreign customers	17,779	8,844
Allowance for doubtful accounts - domestic/foreign customers	(6,153)	(6,234)
Total	100,038	86,338

4. INVESTMENTS

(a) Summary of changes for the quarter ended September 30, 2001:

	Aços Planos do Sul S.A.	Cia. Siderúrgica de Tubarão - CST	Acesita Serviços Com. Ind. e Part. Ltda.	Acesita Centros de Serviços Ltda.	Other	Total
Balances at the beginning of the quarter	585,732	19,885	113,742	709	2,316	722,384
Equity pick-up	(4,974)	(246)	1,566	(815)	-	(4,469)
Amortization of negative goodwill	2,772	804	-	-	-	3,576
Reclassification of reserve	-	-	-	-	153	153
Balances at the end of the quarter	583,530	20,443	115,308	(106)	2,469	721,644

As disclosed in the financial statements as of December 31, 2000, the Company amortizes negative goodwill on investment in Companhia Siderúrgica de Tubarão - CST over 10 years, based on the economic fundamental which gave rise to it.

The subsidiary Companhia Siderúrgica de Tubarão - CST performed a revaluation of property, plant and equipment in March 1999, and the respective increase in assets, amounting to R$170,490 as of September 30, 2001, is reflected in its shareholders' equity as Revaluation reserve - Subsidiaries/affiliates. The effect on the equity pick-up, recorded in statement of operations, represented by the depreciation of the revalued amount, is a net charge of R$3,226.

The investment losses in Sifco S.A., Coinvest - Companhia de Investimentos Interlagos and Aços Villares S.A., recorded under the equity method of accounting, in the amount of R$5,944, as of September 30, 2001, are classified as restructuring assets. These assets are reduced by reserves to reflect their estimated net realizable value.

The investment balance in Acesita International Ltd. reflects a negative shareholders' equity of R$17,244 as of September 30, 2001, and the resulting equity pick-up for the third quarter of 2001 is a loss of R$1,833, represented mainly by net financial expenses.

The market value per thousand ordinary and preferred shares of Companhia Siderúrgica de Tubarão - CST, as of September 30, 2001, based on the last trade, was R$23.50 and R$15.80 (R$23.50 and R$21.89 as of June 30, 2001). The other companies do not have shares traded on the stock exchange.

(b) Balances and transactions (including loans and operating transactions):

			Statement of operations	
Company	Assets	Liabilities	Revenue/ Income	Expenses
Acesita Serviços, Comércio, Ind. e Participações Ltda.	2,136	1,338	74,794	1,255
Acesita Energética Ltda.	-	16,541	-	596
Acesita Centro de Serviços Ltda.	6,742	1,128	-	-
AP Participações	279	-	-	-
Inoxtubos S.A.	224	-	29,048	17,131
Aços Villares S.A.	39,558	129	4,173	361
Coinvest - Companhia de Investimentos Interlagos	10,279	-	-	-
Cia. Siderúrgica de Tubarão - CST	-	-	762	401
Sifco S.A.	14,895	-	31,923	13,301
Sifco Intercontinental Co. Ltd.	-	2,309	(441)	-
Acesita International Ltd.	505,585	445,871	25,581	32,465
Usinor Group	133	260,645	185	-
Total current quarter	579,831	727,961	166,025	65,510
Total prior quarter	511,038	666,207	61,465	44,948

(d) The subsidiary Companhia Siderúrgica de Tubarão did not adopt the practice of deferring net exchange losses, which had been adopted by Acesita S.A through December 31, 2000. Consequently, for purposes of calculating the equity pick-up for the quarter ended September 30, 2000, the shareholders' equity of that company was adjusted, so that the accounting practice adopted by Acesita S.A could be consistently applied. This adjustment is as follows:

	R$ 9/30/2000
Shareholders' equity - declared	3,780,445
Accounting practice adjustment related to net effects arising from currency devaluation- CVM Resolution No. 294 of March 26, 1999	114,020
Shareholders' equity - adjusted	3,894,465

The effect on the result for the quarter ended September 30, 2000, from the amortization of such deferred exchange losses arising from CVM Resolution No. 294/99, by subsidiaries Companhia Siderúrgica de Tubarão and Ascipar - Acesita Serviços, Comércio, Indústria e Participações Ltda., is R$5,122.

5. PROPERTY, PLANT AND EQUIPMENT

	Current quarter	Prior Quarter	Estimated useful lives (years)
In use-			
Land	6,711	6,711	-
Buildings and installations	435,164	446,431	10 to 40
Industrial equipment and distribution systems	1,921,039	1,990,045	05 to 30
Vehicles, furniture and fixtures, and tools	30,026	29,768	05 to 10
Other	56,631	56,284	Various
	2,449,571	2,529,239	
Accumulated depreciation and depletion	(701,402)	(687,410)	
Advances to suppliers	55,939	43,009	
Construction in progress	61,092	38,625	
Imports in transit	27,724	85	
Total	1,892,924	1,923,548	

As of September 30, 2001, the Revaluation Reserve balance, recorded in Plant, Property and Equipment, amounts to R$799,986. The depreciation of the revalued balance affected negatively the third quarter results by R$11,420. Due to the September 2001 announced decision to close down the mechanical bars and heavy foundry activities in 2002, the residual revaluation balance of these assets (recorded in March 1999), amounting to R$52,466, was reversed, as well as R$17,314 related to deferred taxes. In addition, a provision for losses on realization of these assets, amounting to R$20,245, was recorded (see Note 12).

6. TAX LOSS CARRYFORWARDS

The Company and its subsidiary Companhia Siderúrgica de Tubarão - CST recognized deferred income and social contribution tax credits related to tax losses, social contribution tax loss carryforwards and temporary differences, based on expected future profits. As of September 30, 2001, deferred income and social contribution tax asset balances recognized, in the Company, are as follows:

	Income tax	Social contribution tax	Total
Tax losses	720,534	885,263	
Temporary differences	840,237	699,551	
	1,560,771	1,584,814	
Tax rate	25%	8%	
Total income and social contribution tax credits	390,193	126,785	516,978
Income and social contribution tax credits not recognized	(165,105)	(48,631)	(213,736)
Income and social contribution tax credits recognized as assets	225,088	78,154	303,242

Income and social contribution tax credits have been limited to future projections of taxable income and deferred tax liability related to the revaluation reserve for property, plant and equipment. Accordingly, R$75,347 of income and social contribution tax credits have been recorded during the current year.

The reconciliation of the income and social contribution tax credits in the third quarter of 2001, considering the tax rates described above, is as follows:

	Income tax - 25%	Social contribution tax - 8%
Income and social contribution tax effect on-		
Loss before taxes	66,589	21,308
Permanent additions-		
Equity in subsidiaries and affiliates, net of provisions	(5,597)	54
Realization of revaluation reserve	(6,719)	(2,150)
Other	(561)	(147)
Income and social contribution tax credits recorded for the period	53,712	19,065
Other	(1,186)	3,756
Tax credit for the period	52,526	22,821

7. LOANS

	Annual interest rate	9/30/2001	6/30/2001
Foreign currency (amounts in thousands) -			
US$243,206 (6/30/2001 - US$259,691)	3.8% to 12.7%	649,676	615,262
Eurobonds - US$150,000 (original)	11.1%	417,472	351,547
Other currencies	3.4% to 5.6 %	7,458	7,631
		1,074,606	974,440
Local currency		200,179	162,968
		1,274,785	1,137,408
Less - current portion		(453,433)	(219,352)
Long-term portion		821,352	918,056

As of September 30, 2001, the long-term portion matures as follows:

Year	R$
2002	76,749
2003	334,688
2004	277,233
After 2004	132,682
	821,352

The financing, through issuance of Eurobonds maturing in 2004, with a redemption option in October 2001, has certain covenants and conditions which have been complied with by the Company. However, in order to ensure certain conditions and maintain Acesita's Eurobonds in the international market until maturity, the Company extended a Consent Solicitation (Put Option Waiver Request) to bondholders willing to pay an additional fee for those who do not exercise their put (redemption) option in October 2001, equalizing Acesita's bonds earnings to the Brazilian Treasury Securities maturing in the same period. About 54% of bondholders, amounting to US$80,079 thousand, R$213,918 as of September 30, 2001, exercised their redemption option, settled on October 15, 2001, with a 0.75% negative goodwill.

As of September 30, 2001, temporary cash investments amounting to R$125,400 were allocated exclusively to Eurobonds redemption, whose put option was exercised. This amount was recorded as a reduction in the total debt amount.

Loans are partially collateralized by equipment.

8. DEBENTURES

	9/30/2001	6/30/2001
August 31, 1998 Issue	100,265	96,839
December 15, 1999 Issue	252,884	226,676
	353,149	323,515
Less - Current portion	(40,420)	(26,198)
Long-term portion	312,729	297,317

9. RESERVE FOR CONTINGENCIES

The Company is a party to certain labor, tax, and civil lawsuits and administrative proceedings arising in the ordinary course of business, before a number of courts and governmental agencies. In addition, the Company has recorded a reserve in connection with the facts described in Note 12.

Management, based on information obtained from the Company's legal counsel, recognized a reserve for contingencies in an amount considered sufficient to cover possible losses on pending litigations.

10. SHAREHOLDERS' EQUITY

Statement of changes in shareholders' equity per corporate law is composed as follows:

	06/30/2001	Net loss for the quarter	Revaluation reversal	Realization of revaluation reserves	09/30/2001
Restated paid-up capital	901,921	-	-	-	901,921
Capital reserves-					
Investment grants	3,948	-	-	-	3,948
Treasury stock	(3,937)	-	-	-	(3,937)
Revaluation reserves-					
Property, plant and equipment	572,085	-	(35,152)	(7,652)	529,281
Subsidiaries and affiliates	173,716	-	-	(3,226)	170,490
Accumulated deficit	(226,854)	(79,987)	-	10,878	(295,963)
Total shareholders' equity	1,420,879	(79,987)	(35,152)	-	1,305,740

The revaluation reversal refers to the mechanical bars and heavy foundry business, net of taxes, as described in Note 5.

11. FINANCIAL INSTRUMENTS

The Company has transactions involving financial instruments, which are fully recorded and solely related to temporary cash investments, accounts receivable, investments and loans. These instruments are managed through operating strategies and policies aiming at liquidity, profitability and safety, and are performed with financial institutions which meet financial soundness and reliability requirements, according to Management's predefined criteria. The control policy consists of a permanent follow-up of contracted rates as compared to those in effect in the market.

As of September 30, 2001, financial instrument book values, which significantly differ from market value, including current- and long-term portions, are as follows:

	Book value	Market value
Assets-		
Investment- Companhia Siderúrgica de Tubarão - CST	603,973	191,334
Liabilities-		
Loans, debentures and derivatives (Swaps)	1,627,934	1,583,113

The market value of the investment in the jointly-controlled subsidiary, Companhia Siderúrgica de Tubarão - CST, which is a permanent asset, was calculated based on the last trade on the stock market which does not consider the "control premium" to which those shares are entitled. As a result, the quotation used is related to transactions on the stock market by minority shareholders and does not represent the price that might be obtained in a transaction involving the transfer of shareholding control.

Market value was not estimated for closely-held companies, which do not have shares traded on stock exchange.

Market values of loans, debentures and derivatives (Swaps) were determined by using current interest rates available in the market for financing under similar conditions and maturities.

Market values are calculated at a specific moment, based on available information and on Company's appraisal methodologies. Estimated amounts do not represent the realizable amounts of those assets and liabilities in the market. The use of different sources of information and appraisal methodologies could significantly affect the estimated market values.

12. DISCONTINUATION OF THE MECHANICAL BARS AND HEAVY FOUNDRY BUSINESS

Acesita's middle-term strategic plan forecasts the consolidation of the Company's operational focus on flat stainless, silicon and micro-alloy steels, aiming at keeping pace with the domestic market growth, whereas becoming a significant exporter of stainless steel to relevant markets. In order to reach these goals, the Company is undergoing a strategic investment program, as follows:

- Increasing the melt shop 850,000 ton annual capacity, ensuring flexibility in the production mix programming;
- increasing the hot strip mill capacity, from 600,000 to 800,000 tons per year; and
- refurbishing blast furnace No. 2 for a new 14-year campaign.

Accordingly, Acesita announced the discontinuation of the mechanical bars and heavy foundry business as from July 1, 2002. The Company's presence in this business was not considered viable, due to the high investments required to become competitive in this area. Additionally, the return on such investments would not be satisfactory, as the supply of mechanical bars in the Brazilian market in 2000 was already 35% higher than its demand.

As of September 30, 2001, the Company's financial statements consider reserves to cover the discontinuation of these business areas, in the amount of R$27,950, which were recorded as non-operating expenses in Statements of Operations.

13. SUBSEQUENT EVENT - SALE OF INVESTIMENT IN SIFCO S.A.

On March 11, 2002, the Company entered into a purchase and sale agreement with MTP - Metalúrgica de Tubos de Precisão Ltda. ("MTP"), formerly Mannesman Tubos de Precisão Ltda., to sell to MTP its total shares representing 99.89% of voting capital and 98.95% of total capital of Sifco.

This transaction is being carried out based on technical appraisals of Sifco's net assets, conducted by a consulting firm, whose studies and analyses indicated Sifco's negative net value of approximately R$90,000. This purchase and sale agreement sets forth that Sifco's liabilities in this amount shall be assumed by the Company, and paid through their respective maturities. This amount may be reduced by up to R$20,000, depending on Sifco's cash generation in 2002. MTP shall pay the Company the amount of ten Brazilian reais (R$10.00), on demand, for these shares, and shall fully take the responsibility for management of Sifco S.A., including remaining liabilities, as from conclusion of the transaction.

This transaction, approved by the Company's Board of Directors on March 11, 2002, shall be concluded by the end of March 2002. However, in the fourth quarter, the Company recognized the accounting effects of this transaction in the financial statements for the year ended December 31, 2001. From the conclusion of the transaction, MTP will assume the full responsibility for management of Sifco S.A..

14. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

This quarterly information was prepared on the basis of accounting practices emanating from Brazilian corporate law. Certain accounting practices applied by the Company that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where this quarterly information may be used.

* * * * * * * * * *

ACESITA MAINTAINS OPERATIONAL PERFORMANCE IN THE THIRD QUARTER 2001

Third Quarter 2001 Highlights

- Operating Profit (EBIT) totaled R$62.9 million in 3Q01 while the Company recorded a net loss of R$80.0 million in the quarter, impacted by exchange variation (15.9% in 3Q01 and 36.6% in the nine-month period) and by a provision taken related to the eventual deactivation of bar production assets in 2002;
- Net sales revenue in 3Q01 totaled R$383.7 million, or 22.9% higher than in 2Q01. For the nine-month period, net sales revenue reached R$1 billion, surpassing net sales of R$997.5 million in the same period of 2000;
- Overall sales volume was 195,500 tons in 3Q01, or 6.3% greater than in 2Q01. For the nine-month period, sales volume was constant at 555,600 tons compared to 552,600 in the same period in 2000;
- Stainless steel sales volume reached 77,200 tons in 3Q01, with stainless exports increasing by 66.4% compared to 2Q01. In the nine-month period, stainless sales volume was 201,400 tons compared to 212,000 tons in the same period in 2000, a decrease of 5.0%;
- Silicon steel sales in domestic market continued to grow, with sales volume increasing 11.2% to 36,000 tons, compared to 2Q01, and silicon steel revenues increasing 15.3%;
- Gross margin remained stable at 26.6% in 3Q01 compared to 26.2% in 2Q01. For the first nine months of 2001 gross margin was 25.0%, a level comparable to 27.6% in the same period in 2000;
- Despite challenges faced in the third quarter, Acesita's production and sales flexibility enabled the Company to achieve an EBITDA of R$89.1 million in 3Q01, 29.2% higher than in 2Q01 and almost the same level as in the third quarter of 2000 (R$91.1 million). In the first nine months of 2001, EBITDA totaled R$223.6 million compared to R$254.8 million in the same period of 2000;
- The Company's foreign currency-denominated liabilities were completely hedged during the quarter, which reduced the impact of the devaluation of the Real during the period.

Operating Performance

Despite the uncertainties in the global market, Acesita continues demonstrating its capacity to adjust to the volatile demand for its products. Exercising the plant's flexibility, Acesita's productive versatility enabled the Company to adjust its product mix and revert unfavorable expectations for the current year.

Overall sales volume in 3Q01 reached 195,500 tons, 6.3% higher than in 2Q01. In the first nine months of 2001, sales volume was 555,600 tons, comparable with the same period of 2000 (552,600 tons). The Company's solid sales performance in the domestic market was driven by higher sales of stainless and silicon steels. The sales of such higher value-added products occurred in conjunction with reduced production of bars, which subsequently demonstrated 10.3% lower sales volume during the nine-month period, confirming Acesita's strategy to focus on higher value added products.

The Company reduced its export sales volume by 18.2% during the first nine months of 2001 to 93,800 tons to build an inventory of intermediate products in order to maintain operations during the extended stoppages planned starting in November. The currency devaluation and an improved sales mix helped offset lower export sales volume, and export sales revenue was only 10% lower compared to the nine-month period in 2000. In the third quarter of 2001, Acesita exported 40,000 tons, or 60.5% more than in 2Q01, reflecting Acesita's heightened competitiveness despite the global slowdown.

Total net sales revenue was positively impacted not only by higher sales volume, but also by a greater proportion of value-added austenitic stainless steels in the sales mix (72%) during the quarter, an increase of 16,000 tons compared to 3Q00, which contributed to higher sales revenue. Overcoming market conditions as well as energy rationing in Brazil, Acesita's net revenues surpassed R$1 billion in the first nine months of 2001

The Company maintained a Gross Margin of 26.6%, a level compatible with sector benchmarks.

EBITDA

In 3Q01 Acesita's EBITDA totaled R$89.1 million, reflecting the continued recovery that began in the first quarter of 2001.

This performance clearly reflects the improved mix of value added products. In the first nine months of 2001, EBITDA totaled R$223.6 million compared to R$254.8 million in the same period last year, despite a much more competitive global marketplace and the crisis affecting Brazil. EBITDA margin has improved continuously since 4Q00, reaching 23.2% in the third quarter of 2001.


EBITDA
R$ millions
%
1Q99
2Q99
3Q99
4Q99
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
29.6
44.6
43.1
37.4
61.2
102.5
91.1
55.7
65.5
69.0
89.1
19.4
20.3
18.1
14.1
19.7
28.4
28.0
19.2
21.4
22.1
23.2
EBITDA
EBITDA Margin

EBITDA margin during the first nine months of 2001 was 22.3%, only slightly lower than the 25.5% in the same period of 2000. Acesita maintained its margins through continued cost reduction efforts and strengthened competitiveness in an extremely difficult year when compared to 2000, which was an exceptional year for the steel industry.

Production and Sales:

Sales Volume (tons)							
Steel Products	**3Q00 (a)**	**2Q01 (b)**	**3Q01 (c)**	**Change% (c/b)**	**9M00**	**9M01**	**Change %**
Flat Steels	**138,165**	**137,718**	**153,217**	**11.3**	**399,780**	**420,690**	**5.2**
Stainless	61,327	61,004	77,235	26.6	211,977	201,430	(5.0)
Silicon O.G.	8,432	9,040	9,650	6.7	22,023	27,436	24.6
Silicon N.O.G.	27,079	25,118	27,961	11.3	68,536	78,232	14.2
Carbon/Alloys	41,327	42,556	38,371	(9.8)	97,244	113,592	16.8
Bars	**45,389**	**42,623**	**39,781**	**(6.7)**	**138,614**	**124,364**	**(10.3)**
Subtotal	**183,554**	**180,341**	**192,998**	**7.0**	**538,394**	**545,054**	**1.2**
Others (*)	**3,881**	**3,553**	**2,508**	**(29.4)**	**14,200**	**10,547**	**(25.7)**
Total	**187,435**	**183,894**	**195,506**	**6.3**	**552,594**	**555,601**	**0.5**
Domestic Market	**155,595**	**158,919**	**155,426**	**(2.2)**	**438,006**	**461,816**	**5.4**
Exports	**31,840**	**24,975**	**40,080**	**60.5**	**114,588**	**93,785**	**(18.2)**
Stainless	23,880	20,310	33,791	66.4	88,760	76,448	(13.9)
Silicon O.G. and N.O.G	4,321	1,782	1,624	(8.9)	12,094	8,150	(32.6)
Carbon steels and bars	3,466	2,859	4,647	62.5	7,652	9,145	19.5

(*) Others = Ingots + Molten Steel + Subproducts + Solid pig iron + Third party products for resale

Products as a percentage of total sales				
Product	**Net Revenue**		**Volume**	
	3Q00	**3Q01**	**3Q00**	**3Q01**
Stainless	62.0	63.2	32.7	39.5
Silicon O.G.	5.9	7.6	4.5	4.9
Silicon N.O.G	9.5	9.7	14.5	14.3
Carbon/Alloys	7.1	6.4	22.0	19.6
Bars	10.4	8.4	24.2	20.4
Others (*)	5.1	4.7	2.1	1.3

(*) Includes Services

Despite lowered expectations for 3Q01 due to the economic slowdown in the United States and its impact on the global economy, Acesita maintained solid performance during the period.

Exports grew in the first nine months of 2001, with shipments in September 107% greater than in January. In the domestic market, higher silicon steel sales offset expected lower sales of mechanical bars, low value-added products whose production has been strategically reduced by Acesita for eventual discontinuation in July 2002.

Stainless Steel Export Shipments per Market



Others
North/Central America
Mercosul
Europe
Asia
14%
13%
14%
17%
42%

Jan-Sept/01



Others
North/Central America
Mercosul
Europe
Asia
9%
19%
15%
14%
43%

Jan-Sept/00

Stainless and Silicon Steels

Demand for Acesita's specialty steels in the domestic market continued strong in 3Q01. Sales volume for stainless and silicon steels grew 16.0% and 15.4%, respectively, compared to 3Q00. Sales growth of silicon steels in the first nine months of 2001 was 16.7% compared to the same period of 2000, while total sales of stainless steels declined 5.0% between the two periods, considering that 2000 was an exceptional year for the steel industry.

Stronger silicon steel sales accompanied continued domestic demand in the area of electric energy generation and transmission and energy rationalization, which offset the very difficult stainless steel market, further confirming Acesita's flexibility to adjust to such market fluctuations.

CAPEX

CAPEX totaled R$59.7 million in 3Q01, marking the final phase of major investments at the Timóteo plant that make up the strategic investments announced in July 2000. With investments of R$62.6 million in the first half of 2001, the CAPEX program maintained schedule and start-up of the related equipment is expected for January 2002. Projects include Blast Furnace II, the Melt Shop and the Hot Strip Mill. Blast Furnace II will be shut down 54 days as of November 1, and following maintenance will be prepared to run a campaign of 14 years.

Discontinuation of Bar Production and Heavy Foundry Businesses

In September 2001 Acesita announced that it would discontinue its mechanical bars and heavy foundry businesses as of July 2002. The decision was a result of its strategic investment program, which will enhance production programming flexibility, emphasize higher value-added products and focus on flat stainless, silicon and micro-alloy steels.

The discontinuation of these businesses will result in an asset reduction of R$27 million, for which a provision was taken and recorded as a non-operating expense in September 2001.

Eurobond Put Option

The October 2004 US$150 million Eurobond issued in 1996 had a put option for bondholders in October 2001, exercisable up to September 15, 2001. Bondholders exercised US$81 million in put options. The remaining bondholders accepted the put waiver solicitation that was issued by Acesita and coordinated by UBS Warburg. The solicitation offered a return for Acesita's October 2004 bonds equivalent to Brazil Sovereign Notes maturing in the same period plus a spread of 150 basis points. With cash and other favorable forms of financing, Acesita met its principal and interest obligations for the bonds put back to the Company on October 15 and paid the premium to bondholders who accepted the put waiver solicitation. The transaction was part of a strategy aimed at lowering the Company's overall cost of debt.

Net Indebtedness

Net debt totaled R$1.424 billion on September 30, 2001, including the R$142 million in financing through Acesita International. When expressed in U.S. dollars, debt obligations of Acesita and Acesita International Ltd., totaled US$533 million on September 30, 2001 compared to US$619 million on June 30, 2001.

There was a temporary increase in short term debt, which is due to the upcoming payment of interest on the Company's debentures in December 2001 and the payment of interest and principal on puts exercised as well as the payment of a premium to bondholders who accepted the put waiver solicitation in October.

Through hedging instruments and the natural protection offered by exports, the Company's liabilities exposed to currency fluctuation (15.9% in 3Q01 and 36.6% in the nine-month period) were progressively hedged, reaching 100% during 3Q01.


Net Indebtedness
In millions
2000
1500
1000
500
0
dec/99
mar/00
jun/00
sep/00
dec/00
mar/01
jun/01
sep/01
In R$
In US$


Net Nebt Profile
100%
80%
60%
40%
20%
0%
47.2
52.8
60.2
39.8
81.4
18.6
69.7
30.3
1998
1999
2000
9M01
Short-Term
Long-Term

Foreign Currency Exposure (in US$)

	06/30/2001	09/30/2001
Assets	**296.1**	**305.4**
U.S. dollar-indexed cash investments	64.1	70.3
Other U.S. dollar-indexed assets	232.0	235.1
Liabilities	**721.3**	**714.6**
U.S. dollar-indexed obligations	447.0	467.5
Other U.S. dollar-indexed liabilities	274.3	247.1
U.S dollar swaps vs. CDI	**218.0**	**379.9**
Net exposure before exports	**207.2**	**29.3**
Exports planned for 2H01/4Q01	60.0	30.0
Net exposure - additional hedge potential	**147.2**	**-0.7**
Coverage	**79.6%**	**100.0%**

Debt profile by index:

INDEX	9/30/00	9/30/01
DOLLAR	65,9 %	64,7%
CDI	19,2 %	22,8%
TJLP	14,1 %	12,0%
OTHER	0,8 %	0,5%

* * * * * * * * * *